UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celltech Group Ltd.
File No. 1-10817 CF# 22223

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Celltech Group Ltd. (formerly Celltech Group plc) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2003.

Based on representations by Celltech Group Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.20	until June 30, 2013
Exhibit 4.24	until June 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support